Exhibit 99.38

ELEMENTAL ALTUS ROYALTIES CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (“Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Elemental Altus Royalties Corp. (“Company” or “Elemental”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on November 28, 2024 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the Company’s management information circular dated October 30, 2024 (the “Circular”):

1.	to receive the audited annual consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditor’s thereon;

2.	to elect the directors of the Company to hold office until the next annual general meeting of Shareholders. For more information, see “Matters to be Acted Upon at the Meeting – Election of Directors” in the Circular;

3.	to appoint PricewaterhouseCoopers LLP (“PwC”) as auditor of the Company until the next annual meeting of Shareholders at a remuneration to be fixed by the directors of the Company. For more information, see “Matters to be Acted Upon at the Meeting – Appointment of Auditor” in the Circular;

4.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule “B” to the Circular, approving and ratifying the Company’s incentive compensation plan (the “Omnibus Plan”), including (i) the setting-aside, allotting and reserving 10% of the Company’s outstanding Common Shares from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan and (ii) an amendment to the Omnibus Plan to increase the number of Common Shares that may be issued under the “fixed 10% plan” with respect to awards of restricted share units and performance share units by 1,500,000 Common Shares, and the setting-aside, allotting and reserving an aggregate of an additional 1,500,000 Common Shares from time to time for issuance pursuant to such awards. For more information, see “Matters to be Considered at the Meeting - Approval of Omnibus Plan” in the Circular;

5.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule “D” to the Circular, approving the Company’s Advance Notice Policy adopted by the Board on October 28, 2024. For more information, see “Matters to be Considered at the Meeting - Approval of Advance Notice Policy” in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

The board of directors of the Company (the “Board”) has set the close of business on October 30, 2024 as the date of record (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting and vote on the matters to be considered at the Meeting.

A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy (“Instrument of Proxy”) for use at the Meeting or any adjournment or postponements thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto ON, M5J 2Y1, not later than forty- eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

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If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an “Intermediary”, which include, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

The Circular, this Notice of Meeting, the Instrument of Proxy or Voting Instruction Form and the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and the related management’s discussion and analysis of financial condition and results of operations (the “Meeting Materials”) are available on the Company’s website (www.elementalaltus.com) and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 30th day of October, 2024	BY ORDER OF THE BOARD OF DIRECTORS OF
Elemental Altus Royalties Corp.

(signed) “Frederick Bell”
Chief Executive Officer and Director